EXHIBIT 99.4
                                                                   ------------


    REPORT IN RESPECT OF VOTING RESULTS PURSUANT TO SECTION 11.3 OF NATIONAL
             INSTRUMENT 51-102 - CONTINUOUS DISCLOSURE OBLIGATIONS

In respect of the Annual and Special Meeting of holders of trust units of Advantage Energy Income Fund (the "Trust") held April 26, 2006 (the "Meeting"), the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

       --------------------------------------------------------------------------------------------------------------
       DESCRIPTION OF MATTER                                                                  OUTCOME OF VOTE
---------------------------------------------------------------------------------------------------------------------
1.     Ordinary  resolution  appointing  Computershare  Trust Company of Canada as            Resolution Approved
       trustee  of the  Trust to hold  office  until  the end of the  next  annual meeting
---------------------------------------------------------------------------------------------------------------------
2.     Ordinary  resolution  approving  the  election  of five (5)  nominees to be            Resolution Approved
       elected to serve as five (5) of the seven (7)  directors of Advantage Oil &
       Gas Ltd. for the ensuing year, or until their  successors  are duly elected or appointed,  as described in the information  circular of the Trust dated
       March 7, 2006 (the "Information Circular")
---------------------------------------------------------------------------------------------------------------------
3.     Ordinary  resolution  approving the  appointment  of KPMG,  LLP,  Chartered            Resolution Approved
       Accountants  as auditors of the Trust to hold office  until the next annual meeting  of  shareholders  and to  authorize  the  directors  to fix  their remuneration as such
---------------------------------------------------------------------------------------------------------------------
4.     Ordinary  resolution  approving  the  reservation  and  issuance  of  up to            Resolution Approved
       2,000,000 trust units to or as directed by Advantage Investment  Management
       Ltd. (the "Manager") as payment (in lieu of cash) of the annual performance            81.99% For
       fee  payable  to  the  Manager,  as  more  particularly  described  in  the            18.01% Against
       Information Circular

---------------------------------------------------------------------------------------------------------------------

The resolution to approve the matter outlined in number 4 noted above was conducted by way of ballot.

Dated at Calgary, Alberta this 26th day of April, 2006.

ADVANTAGE ENERGY INCOME FUND


Per: (signed) "Jay P. Reid"
     --------------------------
     JAY P. REID
     Corporate Secretary